Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 15, 2023 (the “Annual Report”), including the consolidated annual financial statements as of December 31, 2022 and their accompanying notes included therein.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this Report of Foreign Private Issuer on Form 6-K. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its Annual Report. Perion does not assume any obligation to update these forward-looking statements.

The terms “Perion,” “Company,” “we,” “us” or “our” in this Report of Foreign Private Issuer on Form 6-K refer to Perion Network Ltd. and its subsidiaries, unless the context otherwise requires.

General

Perion is a global multi-channel advertising technology company that delivers synergistic solutions across all major channels of digital advertising – including search, social media, display, video and connected TV (CTV). These channels converge at Perion’s intelligent HUB (iHUB), which connects the Company’s demand and supply assets, providing significant benefits to brands and publishers.

The Company’s scale and growth have been, and continue to be, made possible by our technology leadership, which enables us to operate successfully across all the major channels of digital advertising. These represent an addressable market of $602 billion in 2023, which is expected to grow to $871 billion by 2027, according to eMarketer.
Our presence across all major digital advertising channels provides diversification of our revenue streams and market agility. This has enabled us to rapidly capitalize on shifts in budget allocation and respond in a timely manner.  As brands and marketers gain better visibility into how their media spending impacts business results, spending across channels is expected to evolve further, which puts Perion in an even more well-advantaged market position.

Our multi-channel digital technology comprises advertiser solutions and publisher solutions designed for various verticals, channels, and platforms.

Our advertiser solutions equip brands and agencies with cross-channel, high-impact advertising through the open web and programmatic platforms. These include custom full-funnel omni-channel experiences, including video across all screens, advanced CTV solutions, such as real-time dynamically optimized creatives to form a personalized experience, solutions for live broadcasts, interactive brand experiences, and more. Additional solutions for advertisers include social display formats, a data-backed platform, and custom content packages.

Our publisher solutions are deployed across different platforms and assets, through our technologies and expertise in search advertising, Video and Display. Our Search business is a direct-response platform that works with a range of different publishers; and our Display and Video solution for publishers is focused on providing the highest yield through brand advertisement at scale.

Perion’s advanced and integrated technological solutions provide value to our clients across the most important points in the consumer journey and marketing funnel. Each solution has been built to deliver optimized value to our customers, which has enabled us to expand both topline revenue and margins. Perion’s growth and efficient operations are demonstrated through the capabilities described below.

1.	The ability to monetize search traffic through our partnership with Microsoft Advertising (Bing) and other search providers, as reflected in the consistent growth of our publisher network;
2.	The ability to meet advertiser’s needs for higher sustained user engagement with our proven high-impact ad suite;
3.	The ability to monetize the fast-growing retail media segment, having rapidly succeeded in attracting significant retail customers;
4.	The ability to innovate and implement AI-driven solutions where it matters most to brands, including our creative platforms which produces thousands of dynamic creative ad permutations;
5.
Our AI-based cookieless targeting solution, SORT®, designed for an effective and successful response to intensifying privacy concerns and the upcoming deprecation of cookies by Google.

SORT® Delivers Superior Results While Respecting Privacy

SORT® - which stands for “Smart Optimization of Relevant Traits” – not only delivers better click-through rate (“CTR”) than third party cookies but has been shown to outperform first-party cookies. This has been validated through real-time comparison tests completed by Neutronian, a respected third-party research firm.

While cookies are currently an essential part of the infrastructure of the digital advertising market, they are under increasing public and legislative pressure for user privacy concerns. Thus, SORT® provides a competitive solution that could enable Perion to capture additional revenue as brands and advertisers move away from traditional data capture methods.

Further, SORT®, which was recently awarded Digiday’s prestigious award for the industry’s best cookieless identification technology solution, does not collect or store any user data the way other cookie-less solutions do, giving it a unique position as a superior, competitively advantaged replacement for third-party cookies. The award recognized the dramatic and measurable success of the digital campaign we created for Mercedes-Benz USA (MBUSA) utilizing SORT®, for driving interest in MBUSA’s CPO vehicles while achieving high standards of privacy.

Thanks to a proprietary “Privacy Shield” graphic logo that is incorporated into every ad unit running through SORT®, consumers are made aware that a brand campaign is running through SORT®, and hence the ads are safe to click. SORT® is a solution that provides consumers with visible confidence they won’t be followed around the web as their behavior is being tracked.

iHub Provides a Breadth of Operational Support and Activation that Accrue to the Benefit of Both the Company and Its Clients

Our iHUB, is a centralized and intelligent data structure that connects the supply side and demand side assets of Perion, processing billions of signals from across our network and properties. This provides five levels of value: operational savings in the form of shared resources; reduced traffic acquisition costs and media buying optimization; increased customer value; market agility and creative firepower, as further described below.

1.	Operational Savings – Shared Resources

The iHUB plays a central function role in Perion’s activities, acting as a shared infrastructure resource consisting of an ad-server, as well as a real-time bidding engine, a smart data layer, and a sophisticated reporting mechanism. This efficiency eliminates excessive expenses that would otherwise be incurred if business units had to develop separate infrastructures.

2.	Traffic Acquisition Costs and Media Buy (TAC) Optimization

The iHUB allows our business units to quickly balance and harmonize demand and supply, providing optimum utilization of our owned and operated supply, as well as what is available on the open web. This enables us to serve direct demand in a closed loop, generating superior efficiency and hence performance. This optimization is enhanced by our ability to offer publishers and advertisers multiple ad products to support their marketing efforts which enables us to increase market share with current and new clients.

3.	Increased Customer Value

Our advertisers benefit from both the large scale and the broad reach Perion offers, with enhanced matching based on a segment-by-segment method. This is made possible by our cross-company data layer, which provides significant value to our publishers, delivering more opportunities to monetize their inventory and generate incremental revenue. Our unified platform multiples ad products, from different business units, for ongoing, real-time dynamic creative optimization.

4.	Market Agility

Rapid shifts in media spending are the new normal, as brands have gained the insights and internal capabilities to allocate media on close to a real-time basis.  As an agility enabler, our iHub plays a pivotal role in making it possible for our clients to identify the most cost-efficient opportunities for the successful implementation of their marketing initiatives.

5.	Creative Firepower

The same underlying AI and machine learning that enables the iHub to orchestrate the supply and demand sides of the market, gives it the ability to execute, on a rapidly iterative basis, the high-impact ad units we are well-known for. Our Dynamic Creative Optimization engine brings our clients the ability to go beyond traditional A/B testing, and expose multiple ad units to different audiences, for high-speed, high-scale optimization of the best-performing creative units.  The high-impact units that are part of this process are proprietary to Perion.

In summary, Perion continues to be well-positioned to benefit from the overall growth of the digital marketplace, through our diversified business solutions that allow us to rapidly react to advertisers’ budget shifts.

Given we are not reliant on a single-point solution, and our solutions are competitively positioned, we believe that Perion’s solutions will be able to attract advertisers from less-effective competitors.

  Results of Operations

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Revenue. Revenue increased by 19%, from $272.0 million in the six-month period ended June 30, 2022 to $323.6 million in the six-month period ended June 30, 2023.

Search Advertising revenue. Search Advertising revenue increased by 19%, from $121.8 million in the six-month period ended June 30, 2022 to $144.4 million in the six-month period ended June 30, 2023. This increase was primarily a result of a 57% increase in average daily commercial searches and a 29% increase in the number of publishers.

Display Advertising revenue. Display Advertising revenue increased by 19%, from $150.2 million in the six-month period ended June 30, 2022 to $179.3 million in the six-month period ended June 30, 2023. This increase was a result of a 20% increase in video revenue and a 54% increase in CTV1 revenue.

Cost of revenue. Cost of revenue increased by 27%, from $13.5 million in the six-month period ended June 30, 2022 to $17.1 million in the six-month period ended June 30, 2023 and remained stable at 5% of revenue for both periods. The increase in cost of revenue expenses was primarily as a result of increased headcount, hosting and data verification and targeting software expenses which was aligned with the increase in the Company’s revenue.

Traffic acquisition costs and media buy (“TAC”). TAC increased by 16%, from $156.9 million or 58% of revenue in the six-month period ended June 30, 2022 to $181.4 million or 56% of revenue in the six-month period ended June 30, 2023. The margin expansion was primarily due to improved product mix in addition to media buying optimization, enabled by leveraging data and buying power.

1As previously disclosed, we changed our methodology for measuring our CTV activity. We moved from measuring CTV campaigns to measuring CTV channels. The CTV growth trend under both methodologies remains in the same trajectory. Under our updated methodology, revenue generated from CTV in the six months ended on June 30, 2022 was $7.2 million vs. $10.6 million under the previous methodology

Research and development expenses (“R&D”). R&D expenses decreased by 5%, from $17.4 million, or 6% of revenue in the six-month period ended June 30, 2022 to $16.6 million, or 5% of revenue in the six-month period ended June 30, 2023. The decrease was primarily due to employee-related costs resulting from exchange rate fluctuations.

Selling and marketing expenses (“S&M”). S&M expenses increased by 5%, from $27.3 million, or 10% of revenue in the six-month period ended June 30, 2022 to $28.8 million, or 9% of revenue in the six-month period ended June 30, 2023. The increase was primarily due to higher commissions aligned with the increase in revenue, as well as an increase in our marketing expenses.

General and administrative expenses (“G&A”). G&A increased by 16%, from $12.1 million, in the six-month period ended June 30, 2022 to $14.0 million in the six-month period ended June 30, 2023 and remained stable at 4% of revenue in both periods. The increase was primarily due to an increase in our headcount as well as higher expenses in software and hardware, which were incurred to bolster our security initiatives.

Changes in fair value of contingent consideration. Changes in fair value of contingent consideration in the six-month period ended June 30, 2023 include a $14.6 million fair-value adjustment of the contingent consideration payable in respect to the acquisition of Vidazoo Ltd. (“Vidazoo”) due to Vidazoo’s performance overachievement and an amendment to the share purchase agreement entered into effect on June 14, 2023.

Depreciation and amortization. Depreciation and amortization expenses in the amount of $6.4 million in the six-month period ended June 30, 2022 and $6.8 million in the six-month period ended June 30, 2023. Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions. The increase is primarily attributable to the amortization of the acquired intangible assets derived from Vidazoo acquisition.

Financial income, net. Financial income increased by $7.1 million from $1.5 million in the six-month period ended June 30, 2022 to $8.6 million in the six-month period ended June 30, 2023, mainly due to interest income earned on cash invested in bank deposits and marketable securities which yielded a higher interest rate.

Taxes on Income. Taxes on income increased by $2.9 million from $4.9 million, in the six-month period ended June 30, 2022 to $7.8 million in the six-month period ended June 30, 2023 and remained stable at 2% of revenue in both periods. The increase was  primarily due to higher pretax income and a one-time recognition of earnout contingent expenses which are non-deductible for tax purposes, offset by an increase in tax deductible assets.

Liquidity and Capital Resources

  As of June 30, 2023, we had $483.3 million in cash, cash equivalents, short-term bank deposits and marketable securities compared to $429.6 million as of December 31, 2022. The $53.7 million increase is primarily the result of $65.2 million net cash provided by operating activities, partially offset by $13.3 million cash paid in connection with contingent consideration related to previous acquisitions.

Net cash provided by operating activities

For the six months ended June 30, 2023, our operating activities provided cash in the amount of $65.2 million, primarily as result of a net income in the amount of $45.2 million, increased by non-cash expenses, depreciation and amortization of $6.8 million, stock-based compensation expenses of $6.5 million and a net change of $9.5 million in operating assets and liabilities, offset by $2.0 million change of accrued interest, net.

For the six months ended June 30, 2022, our operating activities provided cash in the amount of $49.3 million, primarily as result of a net income in the amount of $35.0 million, increased by non-cash expenses, depreciation and amortization of $6.4 million, stock-based compensation expenses of $5.1 million and a net change of $3.9 million in operating assets and liabilities.

Net cash used in investing activities

In the six months ended June 30, 2023, we used in our investing activities $44.4 million, primarily due to $72.2 million purchase of marketable securities, net of sales, offset by $28.1 million of proceeds from short-term deposits, net.

In the six months ended June 30, 2022, we used in our investing activities $43.4 million cash, primarily due to $33.4 million investment in short-term deposits, and $9.6 million paid in connection with acquisitions.

Net cash provided by used in financing activities

In the six months ended June 30, 2023, we used in our financing activities $11.1 million cash, primarily due to $13.3 million cash paid related to contingent consideration payments in respect to previous acquisitions offset by $2.2 million proceeds from exercise of stock-options.

In the six months ended June 30, 2022, we used in our financing activities $7.8 million cash, primarily due to $9.1 million related to contingent consideration payments in respect to previous acquisitions offset by $1.3 million proceeds from exercise of stock-options.

Research, Development, Patents and Licenses, Etc.

There have been no material changes to our research and development activities from those reported under “Item 5.C.—Research, Development, Patents and Licenses, Etc.” in the Annual Report.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Estimates

There have been no material changes to the significant accounting estimates described in “Item 5.F. — Critical Accounting Policies and Estimates” in the Annual Report.